SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August, 2013

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statement on Form F-3 (File No. 333-185049) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 27, 2013	By:	/s/ Jeffrey C. Heath
Name: Jeffrey C. Heath
Title: Executive Vice-President and Group Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consolidated Capitalization and Consolidated Earnings Ratios

99.2	Statement Regarding the Computation of Consolidated Ratio of Earnings